UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): March 5, 2019

HarborOne Bancorp, Inc.

(Exact Name of Registrant as Specified in its Charter)

Massachusetts	001-37778	81-1607465
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number

770 Oak Street, Brockton, Massachusetts 02301

(Address of principal executive offices)

(508) 895-1000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01                                  Other Events

On March 5, 2019, the Board of Trustees of HarborOne Mutual Bancshares (the “MHC”), the Board of Directors of HarborOne Bancorp, Inc. (the “Company”) and the Board of Directors of HarborOne Bank (the “Bank”) each unanimously adopted the Plan of Conversion (the “Plan”) pursuant to which the MHC will undertake a “second-step” conversion and cease to exist. The Company will reorganize from a two-tier mutual holding company structure to a fully public stock holding company structure. The MHC currently owns 53% of the shares of the common stock of the Company.

Pursuant to the Plan, (i) the Bank will become a wholly-owned subsidiary of a Massachusetts stock corporation (“New HarborOne”), (ii) the shares of common stock of the Company held by persons other than the MHC (whose shares will be canceled) will be converted into shares of common stock of New HarborOne pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iii) New HarborOne will offer and sell shares of common stock representing the ownership interest of the MHC in a subscription offering. The Plan is subject to regulatory approval as well as the approval of the members of the MHC and the Company’s shareholders (including the approval of a majority of the Company’s outstanding shares of common stock held by persons other than the MHC).

Shares not subscribed for in the subscription offering may be sold in a community, syndicated and/or firm commitment underwritten public offering. The number and price of shares to be sold in the offering and the exchange ratio for current shareholders of the Company will be based on an independent appraisal.

The foregoing summary of the Plan is not complete and is qualified in its entirety by reference to the complete text of the Plan, which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by reference.

The Company announced the adoption of the Plan in a press release dated March 5, 2019. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01                                           Financial Statements and Exhibits

(d)                   Exhibits

Number	Description
2.1	Plan of Conversion of HarborOne Mutual Bancshares dated March 5, 2019
99.1	Press Release dated March 5, 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

HARBORONE BANCORP, INC.

	By:	/s/ Joseph F. Casey
	Name:	Joseph F. Casey
	Title:	President and Chief Operating Officer

Date: March 5, 2019

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